UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

The First Marblehead Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

320771207

(CUSIP Number)

Stan Spavold

Clearwater Fine Foods Incorporated

757 Bedford Highway

Bedford, Nova Scotia, Canada B4A 3Z7

(707) 478 4827

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320771108	Page 2 of 10

1.	Names of Reporting Persons. JOHN CARTER RISLEY
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization CANADA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 100 shares of common stock of the Surviving Corporation (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 100 shares of common stock of the Surviving Corporation (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 shares of common stock of the Surviving Corporation (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person IN

CUSIP No. 320771108	Page 3 of 10

1.	Names of Reporting Persons. FP Resources USA Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 100 shares of common stock of the Surviving Corporation (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 100 shares of common stock of the Surviving Corporation (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 shares of common stock of the Surviving Corporation (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person CO

CUSIP No. 320771108	Page 4 of 10

1.	Names of Reporting Persons. Lobster Point Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization NOVA SCOTIA, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 100 shares of common stock of the Surviving Corporation (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 100 shares of common stock of the Surviving Corporation (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 shares of common stock of the Surviving Corporation (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person CO

CUSIP No. 320771108	Page 5 of 10

1.	Names of Reporting Persons. FP Resources Holdings LP
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 100 shares of common stock of the Surviving Corporation (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 100 shares of common stock of the Surviving Corporation (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 shares of common stock of the Surviving Corporation (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person CO

CUSIP No. 320771108	Page 6 of 10

1.	Names of Reporting Persons. FP Acquisition Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 100 shares of common stock of the Surviving Corporation (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 100 shares of common stock of the Surviving Corporation (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 shares of common stock of the Surviving Corporation (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person CO

PREAMBLE

This Amendment No. 3 to Schedule 13D is being filed by John Carter Risley, an individual (“Mr. Risley”), FP Resources USA Inc., a Delaware corporation (“FP Resources”), FP Resources Holdings LP, a Delaware limited partnership (“FP LP”) (formerly, FP Resources Holdings LLP, a Delaware limited liability partnership), FP Acquisition Holdings LLC, a Delaware limited liability company (“FP LLC”) and Lobster Point Holdings Limited, a Nova Scotia limited company (“Lobster Point” and collectively with FP Resources, FP LP and FP LLC, the “Controlled Entities”) to amend the Schedule 13D relating to shares of Common Stock, $0.01 par value (the “Stock”), of The First Marblehead Corporation (the “Issuer”) previously filed by Mr. Risley on August 19, 2015 (as amended, the “Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed on March 25, 2016 (“Amendment No. 1”) and Amendment No. 2 to Schedule 13D filed on June 3, 2016 (“Amendment No. 2”). FP Resources is an entity wholly owned by FP LP, which is an entity that is wholly owned by both (1) Lobster Point, which is an entity wholly owned by Mr. Risley, and (2) FP LLC, which is an entity wholly owned by Lobster Point. The Schedule 13D is hereby amended to correct the full name of Lobster Point. The correct name is Lobster Point Holdings Limited, not Lobster Point Properties Ltd., as previously disclosed in the Schedule 13D. On July 26, 2016, FP LP (then known as FP Resources Holdings LLP, a Delaware limited liability partnership) converted into a Delaware limited partnership and changed its name to “FP Resources Holdings LP.” All references in the Schedule 13D to FP LLP are hereby amended to refer to FP LP. Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

Item 2(a), (c) and (f) of the Schedule 13D are hereby amended and replaced in their entirety as set forth below:

(a)	John Carter Risley

FP Resources USA Inc., a Delaware corporation (“FP Resources”)

FP Resources Holdings LP, a Delaware limited partnership (“FP LP”)

FP Acquisition Holdings LLC, a Delaware limited liability company (“FP LLC”)

Lobster Point Holdings Limited, a Nova Scotia limited company (“Lobster Point” and collectively with FP Resources, FP LP and FP LLC, the “Controlled Entities”).

FP Resources is owned by FP LP. FP LP is owned by Lobster Point and FP LLC. Lobster Point is owned by Mr. Risley. FP LLC is owned by Lobster Point. The Controlled Entities function as holding companies for Mr. Risley.

This Schedule 13D is amended to correct the full name of Lobster Point. The correct name is Lobster Point Holdings Limited, not Lobster Point Properties Ltd., as previously disclosed in the Schedule 13D. On July 26, 2016, FP LP (then known as FP Resources Holdings LLP, a Delaware limited liability partnership) converted into a Delaware limited partnership and changed its name to “FP Resources Holdings LP.” All references in the Schedule 13D to FP LLP are hereby amended to refer to FP LP.

(c)	Mr. Risley is the co-founder, Chairman and President of Clearwater Fine Foods Inc. Clearwater Fine Foods Inc. is an active investment/holding company with major investments in seafood harvesting and processing. FP Resources is a Delaware corporation that is owned by FP LP. FP LP is a Delaware limited partnership that is owed by Lobster Point and FP LLC. Lobster Point is a Nova Scotia limited company that is owned by Mr. Risley. FP LLC is a Delaware limited liability company that is owned by Lobster Point. The Controlled Entities function as holding company vehicles for Mr. Risley.

(f)	Mr. Risley is a citizen of Canada. FP Resources is a Delaware corporation. FP LP is a Delaware limited partnership. FP LLC is a Delaware limited liability company. Lobster Point is a Nova Scotia limited company.

ITEM 4. PURPOSE OF TRANSACTION

This Amendment No. 3 amends and supplements Item 4 of the Schedule 13D by adding the following immediately prior to the last paragraph of Item 4:

“On August 22, 2016, a special meeting of the stockholders of the Issuer was held at the offices of WilmerHale LLP, 60 State Street, Boston, Massachusetts 02109 (the “Special Meeting”). At the Special Meeting, the stockholders of the Issuer voted to approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

On August 22, 2016, the Issuer filed a Certificate of Merger with the Secretary of State for the State of Delaware, with the Issuer surviving the Merger as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of FP Resources. As a result of the completion of the Merger, each of the Stockholder Agreements terminated in accordance with its terms on August 22, 2016.

At the effective time of the Merger (the “Effective Time”), (1) all of the shares of Stock issued and outstanding immediately prior to the Effective Time of the Merger (other than (Y) shares of Stock held in the treasury of the Issuer or owned by FP Resources, the Transitory Subsidiary or any wholly owned subsidiary of FP Resources or the Transitory Subsidiary immediately prior to the Effective Time (collectively referred to herein as the “Excluded Stock”) and (Z) shares of Stock held by holders who properly exercised their appraisal rights under Delaware law) were canceled and converted into the right to receive cash pursuant to the terms of the Merger Agreement, (2) each stock option granted under each Issuer Stock Plan that was outstanding and unexercised immediately prior to the Effective Time vested in full and automatically was canceled and converted into the right to receive an amount of cash equal to the product of (i) the total number of shares of Stock then underlying such stock option multiplied by (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such stock option, without any interest thereon; provided that, in the event that the exercise price of any such stock option was equal to or greater than the Merger Consideration, such stock option was canceled, without any consideration being payable in respect thereof; and (3) each Issuer Stock Unit that was outstanding and unvested immediately prior to the Effective Time vested in full, and each Issuer Stock Unit for which shares of Stock had not been delivered as of immediately prior to the Effective Time was canceled and converted into the right to receive an amount of cash equal to the product of (i) the total number of shares of Stock then underlying such Issuer Stock Unit multiplied by (ii) the Merger Consideration. As a result of the Merger, the Excluded Stock was canceled for no consideration.

Each share of common stock, par value of $0.01 per share, of Transitory Subsidiary issued and outstanding immediately prior to the Effective Time of the Merger became one share of common stock, par value $0.01 per share of the Surviving Corporation, all of which are directly owned by FP Resources and indirectly beneficially owned by Mr. Risley and the other Controlled Entities.

Pursuant to the Merger Agreement, upon the Effective Time, the directors of the Transitory Subsidiary, being Messrs. Risley and Spavold, became the directors of the Surviving Corporation, and the officers of the Issuer remained the officers of the Surviving Corporation.

At the Effective Time, the Surviving Corporation’s certificate of incorporation, as in effect immediately prior to the Effective Time, was amended and restated in its entirety. In addition, at the Effective Time, the Surviving Corporation’s bylaws were amended and restated in their entirety so that immediately following the Effective Time, they were identical to the bylaws of the Transitory Subsidiary as in effect immediately prior to the Effective Time, except that all references to the name of the Transitory Subsidiary therein were changed to refer to the name of the Surviving Corporation.

Effective prior to the open of trading on August 23, 2016, the shares of Common Stock will be suspended from trading on the New York Stock Exchange and became eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. The Controlled Entities will cause them to be deregistered. Accordingly, this is an exit filing, and Mr. Risley’s and the Controlled Entities’ final amendment to the Schedule 13D.”

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(b) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a)-(b) “At the Effective Time, (1) all of the shares of Stock issued and outstanding immediately prior to the Effective Time of the Merger (other than (Y) the Excluded Stock and (Z) shares of Stock held by holders who properly exercised their appraisal rights under Delaware law) were canceled and converted into the right to receive cash pursuant to the terms of the Merger Agreement, (2) each stock option granted under each Issuer Stock Plan that was outstanding and unexercised immediately prior to the Effective Time vested in full and automatically was canceled and converted into the right to receive an amount of cash equal to the product of (i) the total number of shares of Stock then underlying such stock option multiplied by (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such stock option, without any interest thereon; provided that, in the event that the exercise price of any such stock option was equal to or greater than the Merger Consideration, such stock option was canceled, without any consideration being payable in respect thereof; and (3) each Issuer Stock Unit that was outstanding and unvested immediately prior to the Effective Time vested in full, and each Issuer Stock Unit for which shares of Stock had not been delivered as of immediately prior to the Effective Time was canceled and converted into the right to receive an amount of cash equal to the product of (i) the total number of shares of Stock then underlying such Issuer Stock Unit multiplied by (ii) the Merger Consideration. As a result of the Merger, the Excluded Stock was canceled for no consideration.

Each share of common stock, par value of $0.01 per share, of Transitory Subsidiary issued and outstanding immediately prior to the Effective Time of the Merger became one share of common stock, par value $0.01 per share of the Surviving Corporation, all of which are directly owned by FP Resources and indirectly beneficially owned by Mr. Risley and the other Controlled Entities. As of the date of the filing of this Amendment No. 3, Mr. Risley and the Controlled Entities may each be determined to be the beneficial owner of, and share voting and share dispositive power with respect to, an aggregate of 100 shares, or 100%, of the common stock of the Surviving Corporation. These 100 shares are owned directly by FP Resources.”

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following after the last paragraph of Item 6:

“At the Effective Time, each of the Stockholder Agreements terminated in accordance with its terms.”

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Schedule 5A	Power of Attorney with respect to FP LP

Schedule 5B	Power of Attorney with respect to Lobster Point

Schedule 6	Joint Filing Agreement of the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 22, 2016
Date

/s/ John Carter Risley*
Signature

* Stan Spavold, as attorney in fact

FP RESOURCES USA INC.

By:	/s/ Stan Spavold
Name (Printed): Stan Spavold
Title: Secretary

LOBSTER POINT HOLDINGS LIMITED

By:	/s/ Stan Spavold
Name (Printed): Stan Spavold
Title: Secretary

FP RESOURCES HOLDINGS LP

By:	/s/ Stan Spavold
Name (Printed): Stan Spavold
Title: Secretary

FP ACQUISITION HOLDINGS LLC

By:	/s/ Stan Spavold
Name (Printed): Stan Spavold
Title: Secretary